Having trouble reading this email? *View it in your browser.*



Sit U.S. Government Securities Fund
(SNGVX, SNGYX)

The Sit U.S. Government Securities Fund has racked up a solid performance record for more than three decades. For details, see Lipper's percentile rankings as of January 31, 2023 (below) or the fund's fact sheet.

Sit U.S. Government Securities Fund (SNGVX) Lipper Rankings
Lipper Class: General U.S. Government Funds

	1 Year	3 Years	5 Years	10 Years
Percentile Rank in Class	1st	6th	18th	32nd
# of Funds in Class	68	66	66	59

The institutional share class is SNGYX.

Sit Investment Associates was named the number 1 Taxable Bond Fund firm in Barron's magazine's "Best Fund Families of 2022".

For more information, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The investment objective is high current income and safety of principal.

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

DISCLOSURE
Lipper is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 1, 3, 5, and 10-year periods (if applicable). Sit Mutual Funds or Sit Investment Associates, Inc. does not pay for the Lipper rankings. From ©2023

Refinitiv Lipper.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's
Barron's 2022 Annual Taxable Bond Fund Ranking is based on 49 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Best Fund Families", February 16, 2023.


80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com
